Exhibit 99.1
                                                                    ------------
                   [Graphic Omitted]


                ELSCINT LTD. REPORTS SECOND QUARTER 2004 RESULTS
                ------------------------------------------------


      Tel Aviv, Israel - August 26, 2004- Elscint Ltd. (NYSE: ELT), a subsidiary of Elbit Medical Imaging Ltd. (NASDAQ: EMITF), today announced its results for the second quarter of 2004 and for the six month period ended June 30, 2004.


 Second Quarter Results
 ----------------------

      Consolidated revenues for the second quarter of 2004 were NIS 72.8 million ($16.2 million) compared to NIS 43.2 million reported in the corresponding quarter last year.

      Revenues from operating and managing hotels increased to NIS 57.2 million ($12.7 million) compared to NIS 39.4 million in the corresponding quarter last year. This increase is mainly attributable to: an increase in revenues from hotels in the UK and Romania; an increase in the revenues of the Astrid Park Plaza Hotel in Antwerp, Belgium, which are related to the opening of the Aquotopia attraction in the facility; and the devaluation of the NIS against the Euro and the British Pound, which resulted in an increase in reported revenues in terms of NIS.

      Revenues from hotel leasing increased to NIS 3.3 million ($0.7 million) compared to NIS 2.9 million in the corresponding quarter last year. This increase was primarily due to devaluation of the NIS against the British Pound, which was offset in part by a decrease in Elscint's percentage holding in the Bernard Shaw Hotel.

      Revenues from operations of the "Arena" commercial and entertainment center in Herzlia, Israel increased to NIS 12.3 million ($2.7 million) compared to NIS 0.9 million in the corresponding quarter last year. The Arena was only partially opened at the end of June 2003.

      Gross profit for the second quarter of 2004 was NIS 24.6 million ($5.5 million) compared to NIS 16.0 million in the corresponding quarter last year. This increase is attributable to improved efficiencies in the hotel segment, which yielded a 45% increase in revenues on a 32% increase in expenses.

      Operating loss for the second quarter of 2004 was NIS 1.3 million ($0.3 million) compared to NIS 5.0 million for the corresponding quarter last year. This decrease is the net result of an increase in gross profit, which was offset in part by an increase in selling and marketing expenses attributable to the operations of the Arena commercial center and an increase in hotel depreciation, amortization and other operational expenses.

      Loss from continuing operations for the second quarter of 2004 was NIS
18.0 million ($4.0 million), or NIS 1.08 ($0.24) basic loss per share, compared to NIS 30.3 million, or NIS 1.81 basic loss per share, for the corresponding quarter last year. This decrease is primarily the result of exchange rate fluctuations of the NIS against the US Dollar, which yielded a decrease in finance expenses, net, to NIS 12.3 million ($2.7 million), from NIS 30.4 million for the corresponding quarter of last year.

      Net income from discontinuing operations for the second quarter of 2004 was NIS 2.6 million ($0.6 million), or NIS 0.15 ($0.03) basic earnings per share, as compared to NIS 5.6 million or NIS 0.34 basic earnings per share, for the corresponding quarter last year. This income from discontinuing operations is the result of collection of accounts receivables that were previously written off, as well as exchange rate fluctuations of the NIS against the US Dollar with respect to monetary assets and liabilities related to discontinuing operations.

      Loss for the second quarter of 2004 was NIS 15.4 million ($3.4 million), or NIS 0.93 ($0.21) basic loss per share, as compared to NIS 24.6 million, or NIS 1.47 basic loss per share, for the corresponding quarter last year.


 Six-Month Results
 -----------------

      Consolidated revenues for the six month period ended June 30, 2004, were NIS 138.9 million ($30.9 million) compared to NIS 85.6 million reported in the corresponding period last year.

      Revenues from operating and managing hotels increased to NIS 109.3 million (US$24.3 million) as compared to NIS 78.4 million in the corresponding period last year. This increase is mainly attributable to: an increase in revenues from hotels in the UK and Romania; an increase in the revenues of the Astrid Park Plaza Hotel in Antwerp, Belgium, which are related to the opening of the Aquotopia attraction in the facility; and the devaluation of the NIS against the Euro and the British Pound, which resulted in an increase in reported revenues in terms of NIS.

      Revenues from hotel leasing increased to NIS 6.6 million ($1.5 million) compared to NIS 6.3 million in the corresponding period last year. This increase was primarily due to devaluation of the NIS against the British Pound, which was offset in part by a decrease in Elscint's percentage holding in the Bernard Shaw Hotel.

      Revenues from operations of the "Arena" commercial and entertainment center in Herzlia, Israel increased to NIS 23.0 million ($5.1 million) compared to NIS 0.9 million in the corresponding period last year. The Arena was only partially opened at the end of June 2003.

      Gross profit for the six-month period ended June 30, 2004 was NIS 44.3 million ($9.9 million) compared to NIS 30.4 million in the corresponding period last year. This increase is attributable to improved efficiencies in the hotel segment, which yielded a 39% increase in revenues on a 28% increase in expenses.

      Operating loss for the six-month period ended June 30, 2004, was NIS 6.2 million ($1.4 million) as compared to NIS 11.5 million in the corresponding period last year. This decrease is the net result of an increase in gross profit, which was offset in part by an increase in selling and marketing expenses attributable to the operations of the Arena commercial center and an increase in hotel depreciation, amortization and other operational expenses.

      Loss from continuing operations for the six-month period ended June 30, 2004, was NIS 38.0 million ($8.5 million), or NIS 2.28 ($0.51) basic loss per share, compared to NIS 47.9 million, or NIS 2.87 basic loss per share, for the corresponding period last year. This decrease is primarily the result of exchange rate fluctuations of the NIS against the US Dollar, which yielded a decrease in finance expenses, net, to NIS 23.8 million ($5.3 million) for the six month period ended June 30, 2004, from finance expenses, net, of NIS 36.2 million for the corresponding period last year.

      Net income from discontinuing operations for the six month period ended June 30,2004 was NIS 1.4 million ($0.3 million), or NIS 0.08 ($0.02) basic earnings per share, as compared to NIS 9.7 million or NIS 0.58 basic earnings per share, for the corresponding period last year. This income from discontinuing operations is the result of collection of accounts receivables that were previously written off, as well as exchange rate fluctuations of the NIS against the US Dollar with respect to monetary assets and liabilities related to discontinuing operations.

      Loss for the six month period ended June 30, 2004 was NIS 36.7 million ($8.2 million), or NIS 2.20 ($0.49) basic loss per share, as compared to NIS
38.1 million, or NIS 2.29 basic loss per share, for the corresponding period last year.

Elscint Limited has interests in hotels in Western Europe, in hotel development projects principally in Western and Central Europe and in the Arena commercial and entertainment center in Israel.

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.


For Further Information:
 Company Contact                          Investor Contact
 Marc Lavine                              Rachel Levine
 Elscint Ltd.                             The Anne McBride Company
 +972-3-608-6011                          +212-983-1702  x.207
 Mlavine@elscint.net                      rlevine@annemcbride.com


                             Financial Tables Follow

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS (1)


                                                                                      Convenience
                                                  June 30,                            translation
                                          --------------------------    December 31,    June 30,
                                            2004            2003            2003         2004
                                          --------       ---------      ------------  -----------
                                                (Unaudited)              (Audited)    (Unaudited)
                                          -------------------------     ------------  -----------
                                          Reported (2)   Adjusted (3)   Adjusted (3)     U.S.$
                                          ------------   ------------   ------------
                                                       NIS (thousands)                (thousands)
                                          ------------------------------------------- -----------
ASSETS

Current Assets
Cash and cash equivalents                    67,417       128,563         98,460        14,991
Short-term investments and deposits         167,083       144,288        164,571        37,154
Accounts receivable - trade, net             21,311        17,020         17,419         4,739
Other accounts receivable and
  prepaid expenses                           23,505        36,335         30,432         5,227
Hotels inventories                            2,828         2,218          2,865           629
                                          ---------     ---------      ---------      --------

                                            282,144       328,424        313,747        62,740
                                          ---------     ---------      ---------      --------

Long-term Accounts and Investments
Investments, loans and long-term
  receivables, net                           82,538       317,826         79,791        18,354
Investments in affiliated company            22,239        26,496         24,340         4,945
                                          ---------     ---------      ---------      --------

                                            104,777       344,322        104,131        23,299
                                          ---------     ---------      ---------      --------

Fixed Assets, Net                         2,084,245     1,766,051      2,003,427       463,475
                                          ---------     ---------      ---------      --------

Other Assets, Net                             7,774        14,500         10,916         1,729
                                          ---------     ---------      ---------      --------

Assets Related to Discontinuing
  Operations                                 14,760        16,271         16,228         3,282
                                          ---------     ---------      ---------      --------

                                          2,493,700     2,469,568      2,448,449       554,525
                                          =========     =========      =========      ========


(1) Prepared in accordance with Israeli GAAP.

(2) See Note A below.

(3) NIS of December 2003.

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED BALANCE SHEETS (1)


                                                                                    Convenience
                                                 June 30,                           translation
                                       ----------------------------   December 31,   June 30,
                                           2004            2003           2003          2004
                                       ------------    ------------   ------------  -----------
                                              (Unaudited)              (Audited)    (Unaudited)
                                       ----------------------------   ------------  -----------
                                       Reported (2)    Adjusted (3)   Adjusted (3)     U.S.$
                                       ------------    ------------   ------------
                                                  NIS (thousands)                   (thousands)
                                       --------------------------------------------  ----------
LIABILITIES AND
 SHAREHOLDERS' EQUITY

Current Liabilities
Short-term credits                         430,588        572,709        407,599        95,750
Accounts payable - trade                    55,942     (*)111,816         56,749        12,440
Accrued liabilities                         76,009     (*) 66,352         76,955        16,902
                                         ---------     ----------      ---------      --------

                                           562,539        750,877        541,303       125,092
                                         ---------     ----------      ---------      --------

Long-term Liabilities
Long-term debts                            903,739        659,921        850,002       200,965
Liability for employee severance
  benefits, net                                419            734            468            93
                                         ---------     ----------      ---------      --------

                                           904,158        660,655        850,470       201,058
                                         ---------     ----------      ---------      --------

Liabilities Related to Discontinuing
  Operations                                78,943         88,604         82,217        17,554
                                         ---------     ----------      ---------      --------

Minority interest                           29,770         27,764         28,261         6,620
                                         ---------     ----------      ---------      --------


Shareholders' Equity                       918,290        941,668        946,198       204,201
                                         ---------     ----------      ---------      --------

                                         2,493,700      2,469,568      2,448,449       554,525
                                         =========     ==========      =========      ========


(*) Reclassified.

(1) Prepared in accordance with Israeli GAAP

(2) See Note A below

(3) NIS of December 2003

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)

                                                                                                     Convenience     Convenience
                                                                                                     translation     translation
                                                                                                     Six months      Three months
                                      Six months ended        Three months ended      Year ended       ended            ended
                                         June 30,                  June 30,          December 31,     June 30,         June 30,
                               --------------------------------------------------------------------------------------------------
                                   2004          2003         2004         2003         2003            2004             2004
                               --------------------------------------------------------------------------------------------------
                                       (Unaudited)               (Unaudited)         (Audited)              (Unaudited)
                               --------------------------------------------------------------------------------------------------
                               Reported(2)   (Adjusted(3)   Reported(2) Adjusted(3) (Adjusted(3)               U.S.$
                               -----------------------------------------------------------------
                                                  NIS (thousands)                                           (thousands)
                               --------------------------------------------------------------------------------------------------

 Revenues
 Operating and managing
   hotels                          109,279      78,374         57,192     39,386      189,205          24,300            12,718
 Commercial and entertainment
   center                           23,047         888         12,275        888       20,106           5,125             2,729
 Hotel leasing                       6,606       6,325          3,326      2,924       13,495           1,469               740
                                  --------     -------        -------    -------    ---------         -------           --------
                                   138,932      85,587         72,793     43,198      222,806          30,894            16,187
                                  --------     -------        -------    -------    ---------         -------           --------

 Cost of revenues
 Hotels operations and
   management                       67,750      52,855         33,739     25,538      128,301          15,065             7,503
 Commercial and entertainment
   center                           25,245         719         13,702        719       21,975           5,614             3,047
 Depreciation of leased hotel        1,635       1,592            778        941        3,510             364               173
                                  --------     -------        -------    -------    ---------         -------           --------
                                    94,630      55,166         48,219     27,198      153,786          21,043            10,723
                                  --------     -------        -------    -------    ---------         -------           --------
 Gross profit                       44,302      30,421         24,574     16,000       69,020           9,851             5,464
 Hotels' depreciation,
   amortization and other
   operation expenses               29,577      25,908         15,107     12,995       50,432           6,577             3,359
 Initial expenses, net                 359       3,389            182      2,245        4,303              80                40
 Selling and marketing               7,712           -          4,172          -        8,948           1,715               928
 General and administrative
   expenses                         12,833      12,673          6,398      5,693       29,355           2,853             1,423
                                  --------     -------        -------    -------    ---------         -------           --------
                                    50,481      41,970         25,859     20,933       93,038          11,225             5,750
                                  --------     -------        -------    -------    ---------         -------           --------
 Operating loss                     (6,179)    (11,549)        (1,285)    (4,933)     (24,018)         (1,374)             (286)
 Finance expenses, net             (23,766)    (36,195)       (12,304)   (30,380)     (41,262)         (5,285)           (2,736)
 Other income (expenses),
   net                              (2,230)      4,468         (1,472)     7,459      (16,176)           (496)             (327)
                                  --------     -------        -------    -------    ---------         -------           --------
 Loss before income taxes          (32,175)    (43,276)       (15,061)   (27,854)     (81,456)         (7,155)           (3,349)
 Income taxes (tax benefit)          2,418        (955)         1,174        369        8,384             537               261
                                  --------     -------        -------    -------    ---------         -------           --------

 Loss after income taxes           (34,593)    (42,321)       (16,235)   (28,223)     (73,072)         (7,692)           (3,610)
 The Company's share in loss
   of affiliated company            (2,772)     (5,494)        (1,260)    (1,929)      (7,019)           (616)             (280)
 Minority interest in (gain)
   loss of a subsidiary               (683)        (39)          (477)      (109)         746            (152)             (106)
                                  --------     -------        -------    -------    ---------         -------           --------
 Loss from continuing
   operations                      (38,048)    (47,854)       (17,972)   (30,261)     (79,345)         (8,460)           (3,996)
 Net income from discontinuing
   operations                        1,378       9,716          2,568      5,637       12,972             306               571
                                  --------     -------        -------    -------    ---------         -------           --------
 Loss                              (36,670)    (38,138)       (15,404)   (24,624)     (66,373)         (8,154)           (3,425)
                                  ========     =======        =======    =======    =========         =======           ========

(1) Prepared in accordance with Israeli GAAP
(2) See Note A below
(3) NIS of December 2003

ELSCINT LIMITED AND SUBSIDIARY COMPANIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATION (1)

                                                                                       Convenience   Convenience
                                                                                       translation   translation
                                                                                          Six           Three
                                                                                         months         months
                         Six months ended       Three months ended        Year ended     ended          ended
                             June 30,               June 30,             December 31,   June 30,       June 30,
                       -------------------     ---------------------    -------------  ----------    -----------
                          2004      2003        2004          2003           2003         2004          2004
                       ---------  --------     -------      -------     -------------  ----------    -----------
                            (Unaudited)            (Unaudited)            (Audited)          (Unaudited)
                       -------------------     --------------------     -------------  -------------------------
                       Reported(2) Adjusted(3) Reported(2) Adjusted(3)    Adjusted(3)           U.S.$
                       ----------- ----------- ----------- -----------  -------------
                                           NIS (thousands)                                   (thousands)
                       -----------------------------------------------------------------------------------------
 Basic (loss) earnings
 per ordinary share
 (NIS 0.05 par value)
 from:

 Continuing operations  (2.28)       (2.87)     (1.08)      (1.81)        (4.75)         (0.51)     (0.24)
 Discontinuing
   operations            0.08         0.58       0.15        0.34          0.78           0.02       0.03
                        ------       ------     ------      ------        ------         ------     ------

                        (2.20)       (2.29)     (0.93)      (1.47)        (3.97)         (0.49)     (0.21)
                        ======       ======     ======      ======        ======         ======     ======

(1) Prepared in accordance with Israeli GAAP
(2) See Note A below
(3) NIS of December 2003

Note A - Translation to Nominal-Historical Financial Reporting

1. Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the general purchasing power of Israeli currency (hereafter - "NIS"), based upon changes in the consumer price index (hereafter - "the PCI"), in accordance with pronouncements of the Institute of Certified Public Accountants in Israel (hereafter - "the Israeli Institute").

   With effect from January 1, 2004, the Company has adopted the provisions of Standard No. 12 - "Discontinuance of Adjusting Financial Statements for Inflation" - of the Israel Accounting Standard Boards and, pursuant thereto, the Company has discontinued, from the aforesaid date, the practice of adjusting its financial statements for the effects of inflation. The adjusted amounts of non-monetary items, as above, presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), are used as the opening balances for the nominal-historical financial reporting in the following periods.

2. The comparative figures included in these financial statements are based on the adjusted financial statements for the prior reporting periods, as previously presented, after adjustment to the CPI for December 2003 (the CPI in effect at the transition date).

3. (i) Non-monetary items have been adjusted according to the changes in the CPI from the date of acquisition or accrual (as the case may be) to December 2003, and from then (or from the date of acquisition/accrual, whichever is later) and up to the balance sheet date - without any further adjustment (in nominal values). Monetary items are presented in the balance sheet at their nominal values.

   (ii) Income and expenses, other than those deriving from non-monetary items, have been included at their nominal values. Income and expenses deriving from non-monetary items have been included on a consistent basis with the principles applied in the adjustment of the corresponding balance sheet items.